PINE VALLEY MINING CORPORATION AGREES TO TERMS FOR PRIVATE PLACEMENT

Vancouver, British Columbia, November 30, 2005 — Pine Valley Mining Corporation (TSXV: PVM; NASD OTC: PVMCF) (the “Company”) is pleased to announce that a syndicate of agents have agreed to sell, on a best efforts agency basis, up to 3,685,000 units (the “Units”) of the Company at an issue price of $2.50 per Unit (the “Offering”) for total gross proceeds of $9,212,500. In addition, the Company has agreed to provide the agents with an option, exercisable until December 2, 2005, to increase the size of the Offering by 800,000 Units to be issued on the same terms as the Offering. The Offering is anticipated to close on or about December 12, 2005 (the “Closing Date”).

Each Unit will consist of one common share and one-half of one common share purchase warrant. Each full warrant will entitle the holder to purchase one common share at a purchase price of $3.50 for a period of 18 months from the Closing Date. The Company expects to use the proceeds from the Offering to provide working capital to support its current operations and to fund completion of its production expansion plans.

The Offering is subject to certain conditions including, but not limited to, satisfactory due diligence, the execution of a definitive agency agreement with the agents and the receipt of all necessary approvals, including the approval of the TSX Venture Exchange.

This press release is not an offer of the securities for sale in the United States. The securities offered will not be or have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

This news release contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors affecting the Company’s operations, markets, products and prices and other risk factors. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the Company’s dependence on the steel industry, volatility in coal prices, accidents and other risks associated with mining operations, the Company’s need for and availability of additional financing, the restrictions imposed under the Company’s existing debt arrangements and its debt service requirements and the other risk factors discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated September 30, 2005.

PINE VALLEY MINING CORPORATION
“Graham Mackenzie”
Graham Mackenzie
President and Chief Executive Officer

Contacts:
Sam Yik Vice President Corporate Development and Commercial Operations (604) 682-4678 Vancouver, British Columbia, Canada	Martin Rip Vice President Finance and CFO (604) 682-4678 Vancouver, British Columbia, Canada

Company e-mail contact: pinevalley@pinevalleycoal.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.